UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934

Santarus, Inc.

(Name of Issuer)

common stock, par value $0.0001 per share

(Title of Class of Securities)

802817304

(CUSIP Number)

Via C. Colombo, 1, 20020 Lainate-Milano, Italy, Telephone: 39 02 9333 7506, Attn: Mauro Ajani

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  802817304

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Cosmo Technologies Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 8,444,337
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 8,444,337

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,444,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

2

CUSIP No.  802817304

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Cosmo Pharmaceuticals S.p.A. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 8,444,337
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 8,444,337

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,444,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

3

CUSIP No.  802817304

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Cosmo Holding S.p.A. (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 8,444,337
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 8,444,337

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,444,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

4

CUSIP No.  802817304

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Giuseppe Cipriano (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 8,444,337
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 8,444,337

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,444,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

5

CUSIP No.  802817304

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Luigi Moro (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 8,444,337
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 8,444,337

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,444,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

6

CUSIP No.  802817304

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Mauro Ajani (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 8,444,337
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 8,444,337

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,444,337
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.

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ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to shares of the common stock, par value $0.0001 per share (the “Shares”) of Santarus, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3721 Valley Centre Drive, Suite 400, San Diego, California 92130.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is filed on behalf of Cosmo Technologies Limited, a company formed under the laws of Ireland (“Cosmo”), Cosmo Pharmaceuticals S.p.A., a company formed under the laws of Italy (“Cosmo Parent”), Cosmo Holding S.p.A., a company formed under the laws of Italy (“Cosmo Holding”), Giuseppe Cipriano, an individual (“Cipriano”), Luigi Moro, an individual (“Moro”), Mauro Ajani, an individual (“Ajani”). Collectively, Cosmo, Cosmo Parent, Cosmo Holding, Cipriano, Moro and Ajani are referred to as the “Reporting Persons,” or individually as a “Reporting Person.”

(b) The principal business address for Cosmo is 42-43 Amiens Street, Dublin 1, Ireland. The principal business address for Cosmo Parent is Via C. Colombo, 1, 20020 Lainate-Milano, Italy. The principal business address for Cosmo Holding is Piazza della Repubblica, 3 20121 Milano, Italy. The business address for Cipriano, Moro and Ajani is Via C. Colombo, 1, 20020 Lainate-Milano, Italy.

(c) The principal business of Cosmo, Cosmo Parent and Cosmo Holding is specialty pharmaceuticals. Cipriano is the Chief Operating Officer of Cosmo Parent. Moro is the Chief Scientific Officer of Cosmo Parent. Ajani is the Chief Executive Officer and Chairman of the Board of Directors of Cosmo Parent. Cipriano and Moro are also the sole executive officers and directors of Cosmo.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Cosmo is an Irish company. Cosmo Parent and Cosmo Holding are Italian companies. Cipriano, Moro and Ajani are citizens of Italy.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares reported herein were acquired with in connection with a strategic collaboration entered into between Cosmo and the Issuer on December 10, 2008 (the “Transaction”), including a License Agreement (the “License Agreement”), Stock Issuance Agreement (the “Stock Issuance Agreement”) and Registration Rights Agreement (the “Registration Rights Agreement”), as subsequently amended by Amendment No. 1 to Registration Rights Agreement, dated April 23, 2009 (the “Amendment”), under which Cosmo granted Issuer certain exclusive rights to develop and commercialize budesonide and rifamycin SV pharmaceutical products using Cosmo’s proprietary multi-matrix, or MMX®, technology (the “Licensed Products”) in the United States, as disclosed in the Issuer’s Current Report on Form 8-K filed with the SEC on December 15, 2008.

The descriptions of the License Agreement, the Stock Issuance Agreement, the Registration Rights Agreement and the Amendment set forth this Statement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 1, 2, 3 and 4 hereto and are incorporated herein by reference.

In partial consideration of the licenses granted under the License Agreement, the Issuer issued 6,000,000 Shares to Cosmo on December 15, 2008. In addition, the Issuer paid Cosmo for certain clinical and regulatory milestones for the Licensed Products, in the amounts $3 million and $4 million, respectively. Pursuant to the Stock Issuance Agreement, such payments were payable either in cash or through issuance of additional Shares, at Cosmo’s option. Cosmo elected to receive payment in Shares and the Issuer issued to Cosmo an additional 972,132 Shares on November 17, 2010 and 906,412 Shares on February 17, 2012.

On February 13, 20013, Santarus notified Cosmo that Cosmo is due to receive another milestone payment of approximately $7 million (“New Milestone Payment”). Pursuant to the License Agreement and Stock Issuance Agreement, Cosmo would have 30 days to elect whether to receive such milestone payment in cash or Shares. However, the Issuer has agreed to extend such period to April 15, 2013. Should Cosmo elect to accept such payment in Shares, such payment would result in the issuance to Cosmo of an additional 565,793 Shares based on the average daily closing price of the Shares as reported on the Nasdaq Global Market for the 30 consecutive trading days ending on the day immediately prior to the achievement of the milestone as provided in the Stock Issuance Agreement.

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ITEM 4. PURPOSE OF TRANSACTION

This Statement is filed due to the appointment of Alessandro E. Della Chà to the Board of Directors of the Issuer. Mr. Della Chà was appointed to the Board of Directors of the Issuer effective April 6, 2012 and has been a member of the Board of Directors of Cosmo Parent since 2006. The Reporting Persons have been informed that the Securities and Exchange Commission (“SEC”) takes the position that the presence of a joint member of the Boards of Directors of both a Reporting Person and the Issuer creates a presumption that the Reporting Persons hold the Shares with the purpose, or with the effect, of changing or influencing the control of the Issuer. This presumption necessitates reporting the transactions described herein on a Schedule 13D. The Reporting Person are therefore reporting on this Schedule 13D the transactions previously reported on the Schedule 13G originally filed with the SEC on December 24, 2008, as amended by Amendment No. 1 to Schedule 13G filed with the SEC on March 28, 2011.

Pursuant to the Transaction, Cosmo may receive additional milestone payments which may be payable in either in cash or through issuance of additional Shares, at Cosmo’s option. Any such shares issued in connection with such payment will be valued at the average daily closing price of the Shares as reported on the Nasdaq Global Market for the 30 consecutive trading days ending on the day immediately prior to the achievement of the applicable milestone. The total number of Shares issued to Cosmo pursuant to the Stock Issuance Agreement, including the initial 8,444,337 Shares reported in this Statement, shall not exceed 10,300,000 shares.

Pursuant to the Stock Issuance Agreement, Cosmo also agreed that for the 15 months following the date of issuance of the initial 6,000,000 Shares (the “Initial Closing Date”) and for the 6 months following the issuance of any Shares upon achievement of milestones, it will not transfer or dispose of any of the Shares issued under the Stock Issuance Agreement. In addition, Cosmo has agreed that for the two years following the Initial Closing Date, neither it nor its affiliates will acquire beneficial ownership of additional Shares, other than under the Stock Issuance Agreement, subject to certain exceptions.

The Shares acquired by the Reporting Persons in the Transaction (defined below) were acquired for investment. The Reporting Persons intend to continually review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons may in the future take such actions with respect to investment in the Issuer as is deemed appropriate in light of the circumstances existing from time to time.

Except to the extent Item 3 and this Item 4 may be deemed a plan or proposal, none of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the date hereof, the Reporting Persons may be deemed to beneficially own 8,444,337 Shares, or 13.2% of the Shares. These figures include the right to acquire (within the next 60 days) approximately 565,793 Shares which may be issued to Cosmo in lieu of cash as payment of the New Milestone Payment. The percentage set forth in Row 13 of the cover page and this Item 5(a) assumes that 63,583,492 Shares were outstanding the date of this Statement, which number of outstanding Shares was provided to Cosmo by the Issuer and to which the Reporting Persons added the 565,793 Shares issuable in lieu of cash as payment of the New Milestone Payment.

(b)	Each of the Reporting Persons (i) shares the power to vote or direct the vote of 8,444,337 Shares to which this Statement relates, (ii) has the sole power to vote or direct the vote of 0 Shares to which this Statement relates, (iii) shares the power to dispose or direct the disposition of the 8,444,337 Shares to which this Statement relates, and (iv) has the sole power to dispose or direct the disposition of 0 Shares to which this Statement relates. Cosmo is the wholly-owned subsidiary of Cosmo Parent, which is majority owned by Cosmo Holding. Ajani is the Chairman and majority owner of Cosmo Holding. Cosmo, Cosmo Pharma, Cosmo Holding, Cipriano and Moro specifically disclaim beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(c)	Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Persons have not effected any transaction relating to the Issuer’s Shares during the past 60 days.

(d)	Other than as set forth in Item 5(a) of this Statement, which is hereby incorporated by reference in this Item 5(d), to the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ Shares.

(e)	Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Items 3, 4 and 5 of this Statement, which are hereby incorporated by reference in this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	License Agreement dated December 10, 2008, between Cosmo and the Issuer (incorporated by reference from Exhibit 10.25 to Issuer’s Annual Report on Form 10-K, filed the with the SEC on March 6, 2009)
Exhibit 2	Stock Issuance Agreement dated December 10, 2008 between Cosmo and the Issuer (incorporated by reference from Exhibit 10.26 to Issuer’s Annual Report on Form 10-K, filed the with the SEC on March 6, 2009)
Exhibit 3	Registration Rights Agreement dated December 10, 2008 between Cosmo and the Issuer (incorporated by reference from Exhibit 4.2 to Issuer’s Registration Statement on Form S-3, filed the with the SEC on January 20, 2009, as amended)
Exhibit 4	Amendment No. 1 to Registration Rights Agreement, dated April 23, 2009, between Issuer and Cosmo (incorporated by reference from Exhibit 4.3 to Issuer’s Registration Statement on Form S-3, filed the with the SEC on April 23, 2009, as amended)
Exhibit 5	Joint Filing Agreement dated February 14, 2012, by and among Cosmo, Cosmo Parent, Cosmo Holding, Cipriano, Moro and Ajani

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COSMO TECHNOLOGIES LIMITED	COSMO PHARMACEUTICALS S.p.A.

February 14, 2013	February 14, 2013
Date	Date

/s/ Giuseppe Cipriano	/s/ Mauro Ajani
Signature	Signature

Giuseppe Cipriano - Director	Mauro Ajani - Managing Director
Name/Title	Name/Title

COSMO HOLDING S.p.A.

February 14, 2013
Date

/s/ Mauro Ajani
Signature

Mauro Ajani - Chairman
Name/Title

February 14, 2013	February 14, 2013
Date	Date

/s/ Guiseppe Cipriano	/s/ Luigi Moro
Signature	Signature

Giuseppe Cipriano, an individual	Luigi Moro, an individual
Name/Title	Name/Title

February 14, 2013
Date

/s/ Mauro Ajani
Signature

Mauro Ajani, an individual
Name/Title

11